EXHIBIT 12.2
SOUTHERN CALIFORNIA GAS COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)
						Three months
						ended
	2001	2002	2003	2004	2005	March 31, 2006

Fixed Charges:

Interest	$ 70	$ 47	$ 48	$ 40	$ 50	$ 19

Interest portion of annual rentals	3	2	2	2	3	1

Total fixed charges for purpose of ratio	$ 73	$ 49	$ 50	$ 42	$ 53	$ 20

Earnings:

Pretax income from continuing operations	$ 377	$ 391	$ 360	$ 387	$ 309	$ 86

Add: total fixed charges (from above)	73	49	50	42	53	20

Total earnings for purpose of ratio	$ 450	$ 440	$ 410	$ 429	$ 362	$ 106

Ratio of earnings to fixed charges	6.16	8.98	8.20	10.21	6.83	5.30